Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC reported today on its US retail sales for February 2016

FCA US LLC Reports February 2016 U.S. Sales Increased 12 Percent; Best February Sales Since 2006

•	71st-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 23 percent; best February sales ever

•	Jeep Cherokee, Jeep Wrangler, Jeep Patriot, and Jeep Compass record their best February sales ever

•	Dodge brand sales up 12 percent; Dodge Journey and Dodge Challenger log their best February sales ever

•	Ram pickup truck posts best February sales ever

Auburn Hills, Mich., March 1, 2016 - FCA US LLC today reported U.S. sales of 182,879 units, a 12 percent increase compared with sales in February 2015 (163,586 units), and the group’s best February sales in 10 years.

The Jeep®, Dodge and Ram Truck brands each posted year-over-year sales gains in February compared with the same month a year ago. The Ram Truck brand’s 27 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 71-consecutive months.

“Continued strong consumer demand for our Jeep vehicles drove the Jeep brand to its best February sales ever, while our Ram pickup truck and Ram vans recorded their best February sales ever,” said Reid Bigland, Head of U.S. Sales. “Overall, FCA US realized its best February sales in 10 years and our 71st-consecutive month of year-over-year sales increases.”

Nine FCA US vehicles set records in the month of February, including four Jeep brand vehicles. The Jeep Cherokee, Jeep Wrangler, Jeep Patriot, and Jeep Compass each posted their best February sales ever. In addition, the Ram pickup truck, the Ram ProMaster and Ram ProMaster City vans, and the Dodge Journey crossover and Dodge Challenger muscle car each posted their best February sales ever.

FCA US finished the month of February with an 88-day supply of inventory (673,494 units). U.S. industry sales figures for February are internally projected at an estimated 17.9 million units Seasonally Adjusted Annual Rate (SAAR).

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup, Ram ProMaster, and Ram ProMaster City, were up 27 percent in February, the brand’s best February sales since 2002. Ram pickup truck sales were up 23 percent last month, its best February sales ever. U.S. News & World Report last month named the 2016 Ram 1500 the “Best Full-size Truck for the Money.” It was the third year in a row that Ram’s half-ton entry has won the award. Both the Ram ProMaster and Ram ProMaster City vans recorded their best February sales ever. The Ram Truck brand unveiled the 2017 Ram Power Wagon last month at the Chicago Auto Show. The new Power Wagon features a number of off-road-specific enhancements, including a unique suspension with more than two inches of lift, locking differentials and a 12,000-lb. winch, giving it a significant advantage over all production pickups.

Jeep® Brand
Jeep brand sales were up 23 percent in February, the brand’s best February sales ever and its 29th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. The Jeep Cherokee, Jeep Wrangler, Jeep Patriot and Jeep Compass each recorded their best February sales ever. The Compass’ 54 percent increase was the largest year-over-year percentage gain of any Jeep brand vehicle in the month. The Jeep Grand Cherokee’s 12 percent increase marked its best February sales since 2005. Sales of the Jeep Renegade, the brand’s newest entry in its product lineup, were up 6 percent compared with the previous month of January. For a second-consecutive year, the Jeep Wrangler Unlimited last month earned Kelley Blue Book’s lowest “5-Year Cost to Own Award” in the mid-size SUV/crossover category.

Dodge Brand
Dodge brand sales were up 12 percent last month, the brand’s best February sales since 2014 and its third-consecutive month of year-over-year sales gains. Sales of the Dodge Journey were up 3 percent, the crossover’s best February sales ever. The Dodge Challenger muscle car also turned in its best February sales ever. The Dodge Grand Caravan’s 95 percent increase was the largest percentage sales gain of any Dodge brand vehicle in the month and its best February sales since 2012. The 2016 Grand Caravan last month earned the Kelley Blue Book “5-Year Cost to Own Award” in the minivan/van category for the second time in three years. The Dodge Durango’s 22 percent increase was its best February sales performance in 10 years. The 2016 Durango is getting two new appearance packages in time for spring: Brass Monkey and Anodized Platinum. These new appearance packages will start arriving in dealerships in the second quarter of 2016.

FIAT Brand
Sales of the Fiat 500X - the latest addition to the FIAT lineup in North America - were up 52 percent in February, compared with the previous month of January. FIAT brand sales, which include the Fiat 500, Fiat 500L, and 500X, were down 9 percent in February, compared with the same month a year ago. The Fiat 500 is highest-ranking City Car in J.D. Power’s 2016 U.S. Vehicle Dependability Study. The FIAT brand has a new addition on the way this summer to its product lineup - the all-new 2017 Fiat 124 Spider. Paying homage to the original 124 Spider nearly 50 years after its introduction, the 124 Spider delivers the ultimate Italian roadster experience with driving excitement, technology and safety combined with iconic Italian design.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 16 percent in February, the minivan’s best February sales in eight years. Chrysler 300 sales were up 10 percent, the full-size sedan’s best February sales in three years. Chrysler brand sales were down 26 percent in February, compared with the same month a year ago. Coming this spring is the all-new 2017 Chrysler Pacifica minivan, followed by the Pacifica Hybrid arriving in the fall of 2016. The Pacifica offers an all-new platform from the ground up which will provide more than 100 standard and available safety features making it the most comprehensive suite of safety features in the segment, including Surround View camera, which uses four cameras positioned around the vehicle to provide a bird’s eye perspective of the vehicle and its surroundings.

FCA US LLC Sales Summary February 2016

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	7,203	4,669	54%	12,292	8,986	37%
Patriot	10,637	10,280	3%	18,910	17,843	6%
Wrangler	13,234	12,911	3%	24,031	24,594	-2%
Cherokee	15,017	14,026	7%	30,364	29,180	4%
Grand Cherokee	15,380	13,756	12%	28,544	26,562	7%
Renegade	6,757	0	New	13,119	0	New
JEEP BRAND	68,228	55,642	23%	127,260	107,165	19%
200	6,597	15,805	-58%	11,797	29,962	-61%
300	4,809	4,356	10%	9,443	7,548	25%
Town & Country	9,650	8,341	16%	18,030	14,385	25%
CHRYSLER BRAND	21,056	28,502	-26%	39,270	51,895	-24%
Dart	6,771	7,407	-9%	11,519	15,543	-26%
Avenger	0	219	-100%	0	461	-100%
Charger	8,765	10,365	-15%	17,929	17,390	3%
Challenger	5,585	5,255	6%	10,670	9,847	8%
Viper	34	64	-47%	86	125	-31%
Journey	7,979	7,719	3%	16,435	14,760	11%
Caravan	12,262	6,293	95%	20,787	10,958	90%
Durango	5,855	4,793	22%	11,934	8,378	42%
DODGE BRAND	47,251	42,115	12%	89,360	77,462	15%
Ram P/U	38,555	31,298	23%	68,493	59,916	14%
Cargo Van	1	940	-100%	1	2,041	-100%
ProMaster Van	2,983	1,627	83%	5,092	3,207	59%
ProMaster City	1,763	126	New	2,737	219	New
RAM BRAND	43,302	33,991	27%	76,323	65,383	17%
Alfa 4C	49	47	4%	116	144	-19%
ALFA BRAND	49	47	4%	116	144	-19%
500	1,081	2,333	-54%	2,288	4,719	-52%
500L	365	956	-62%	734	1,825	-60%
500X	1,547	0	New	2,565	0	New
FIAT BRAND	2,993	3,289	-9%	5,587	6,544	-15%
TOTAL FCA US LLC	182,879	163,586	12%	337,916	308,593	10%
TOTAL CAR	33,691	45,851	-27%	63,848	85,739	-26%
TOTAL TRUCK	149,188	117,735	27%	274,068	222,854	23%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com